Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Vasogen Receives NASDAQ Notification Related to Minimum Bid Price

     MISSISSAUGA, ON, April 25 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today announced that on April 24, 2008, the Company received a letter from the
Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of its common stock had fallen below $1.00 for
30 consecutive trading days, and therefore, Vasogen was not in compliance with
Marketplace Rule 4310(c)(4) (the "Rule"). In accordance with the NASDAQ
Marketplace Rule 4310(c)(8)(D), Vasogen is provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. If the Rule requirements cannot be demonstrated by October 21,
2008, but Vasogen continues to meet the NASDAQ Capital Market initial listing criteria, other than the bid price, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. The notice has no effect on the listing of Vasogen's common stock at this time, and its common stock will continue to trade on the NASDAQ Capital Market under the symbol "VSGN", as well as on the Toronto Stock Exchange under the symbol "VAS".
     Vasogen can regain compliance with the Rule if the bid price of its common stock closes at $1.00 or higher for a minimum of ten consecutive business days during the compliance period, although NASDAQ may, in its discretion, require the Company to maintain a minimum closing bid price of at least $1.00 per share for a period in excess of ten consecutive business days
(but generally no more than 20 consecutive business days) before determining that Vasogen has demonstrated the ability to maintain long-term compliance. If
Vasogen is not eligible for an additional compliance period, or does not regain compliance during any additional compliance period, NASDAQ will provide written notice to the Company that its securities will be delisted from the
NASDAQ Capital Market.

     About Vasogen

     Vasogen is a biotechnology company engaged in the research and development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of the Celacade(TM) System or our VP Series of drugs including VP015 and
VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 18:09e 25-APR-08